SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2002

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Baiyun International Airport
Guangzhou, People's Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F.___X___ Form 40-F. ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ._______ No. ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") distributed its rules of procedures for supervisory committee, in English and Chinese, on April 18, 2002 to its shareholders. A copy of the documents are included in this Form 6-K of the Company.

中國南方航空股份有限公司

China Southern Airlines Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

RULES OF PROCEDURES FOR SUPERVISORY COMMITTEE

CHINA SOUTHERN AIRLINES COMPANY LIMITED

RULES OF PROCEDURES
FOR SUPERVISORY COMMITTEE

CHAPTER I — GENERAL PROVISIONS

Article 1 For the purposes of further improving the management structure of China Southern Airlines Company Limited (the "Company") and defining the fundamental rules of conduct and responsibilities of its supervisory committee, these Rules of Procedure are hereby formulated in accordance with the Company Law of the People's Republic of China (the "Company Law"), the Rules of Administration of Listed Companies (the "Administration Rules"), the articles of association of the Company (the "articles of association") and other applicable laws and regulations.

Article 2 The Company shall establish a supervisory committee according to law and ensure that the supervisory committee will exercise its supervisory powers independently according to law so that no encroachment on the interests of the shareholders, the interests of the Company and the lawful rights and interests of the employees may be made.

Article 3 The supervisory committee shall operate in accordance with the Company Law, the Rules of Administration of Listed Companies, the articles of association and other applicable laws and regulations, be responsible to all the shareholders, exercise supervision over the financial affairs of the Company and the compliance of the directors, the president and other senior administrative officers of the Company with laws and rules in performing their respective duties so that the lawful rights and interests of the Company and the shareholders may be protected.

CHAPTER II — SUPERVISORY COMMITTEE

Section 1 — Supervisors

Article 4 Positions of supervisors of the Company shall be held by representatives of the shareholders and representatives of the Company's staff and workers or by persons engaged from outside the Company.

Article 5 Representatives of the shareholders shall be elected or replaced at shareholders' general meetings. Candidates for supervisors that come from representatives of the shareholders shall be nominated by the previous supervisory committee, or from the candidates nominated by shareholders representing over 5% (including 5%) of the Company's issued shares as candidates for supervisors, subject to approval of the supervisory committee of the Company. Supervisors shall be elected or replaced by votes representing half or more of the voting rights the shareholders present at a shareholders' general meeting.

Representatives of the Company's staff and workers shall be elected or replaced by the Company's staff and workers. Candidates for supervisors that come from representatives of the Company's staff and workers shall be nominated from the candidates nominated by the previous supervisory committee, and supervisors that come from representatives of the Company's staff and workers shall be elected or replaced at meetings of the Company's staff and workers. Supervisors that come from representatives of the Company's staff and workers shall account for not less than one third of all the supervisors.

Candidates for supervisors engaged from outside the Company shall be elected or replaced at shareholders general meetings.

Any changes in the supervisors shall be filed for the record with the Company and the original registering authorities of the Company, such changes shall also be reported to the stock exchange of the place where the Company is listed and to decide the matters that are to be disclosed.

Article 6 The term of the supervisors shall be three (3) years and may be renewable upon re-election.

Article 7 The supervisors shall have the following general qualifications:

(1) able to communicate extensively with the shareholders, employees and other interested parties and to protect the rights and interests of all the respective parties;

(2) committed to principles and being honest, incorruptible and impartial; and

(3) knowledgeable or experienced in law and finance.

Article 8 A person shall not hold the position of supervisor if any of the following instances applies:

(1) a person without capacity for civil conduct or with restricted capacity for civil conduct;

(2) a person who has committed an offence of corruption, bribery, infringement of property, misappropriation of property or sabotaging the social economic order and has been punished because of committing such offence; or who has been deprived of his political rights, in each case where less than five (5) years have elapsed since the date of the completion of implementation of his punishment;

(3) a person who is former director, factory manager or general manager of a company or enterprise which has entered into insolvent liquidation because of mismanagement and is personally liable for the insolvency of such company or enterprise, where less than three (3) years have elapsed since the date of the completion of the insolvency and liquidation of the company or enterprise;

(4) a person who is a former legal representative of a company or enterprise which had its business license revoked due to a violation of the law and who incurred personal liability, where less than three (3) years has elapsed since the date of the revocation of the business license;

(5) a person who has a relatively large amount of debts due and outstanding;

(6) a person who has been denied access to the market by China Securities Regulatory Commission, and such denial has not yet been lifted;

(7) directors, managers and financial controller of the Company shall not act concurrently as supervisors of the Company; or

(8) public servants shall not act concurrently as supervisors of the Company.

If the Company has elected or appointed supervisors in violation of the provisions of the preceding paragraph, the said election or appointment shall be invalid.

Article 9 The supervisors shall exercise the following powers:

(1) the right to be informed of all the decisions and the status of business operations of the Company;

(2) the right to require that the directors, all the respective departments and the relevant personnel provide necessary assistance and provide any relevant information when the supervisors perform their normal duties, and no department or individual shall refuse to do so, or interfere in or obstruct the supervisors' performance of their duties. Any reasonable expenses the supervisors incur in performing their duties shall be borne by the Company;

(3) the right to attend meetings of the supervisory committee and to vote thereat;

(4) the right to propose that the supervisory committee convene an extraordinary general meeting when the reason and purpose of convening such meeting are justifiable;

(5) the right to attend shareholders general meetings of the Company;

(6) the right to tender advice, make inquiries and offer independent opinions about the business operations and management of the Company when they are attending a meeting of the board of directors of the Company as non-voting delegates; and

(7) any other powers of supervision as stipulated in the articles of association or as delegated by the supervisory committee.

Article 10 The supervisors shall perform the following duties:

(1) observe the provisions of laws, administrative regulations and the articles of association, honest, creditable and diligent, and to perform their duties faithfully;

(2) to take a conscientious and responsible approach to attendance at any meeting of the supervisory committee, express clear opinions on matters under discussion, and if a supervisor has any objections, it shall be recorded in the minutes of such meeting;

(3) implement any resolutions of the supervisory committee, protect the rights and interests of the shareholders and the employees, and safeguard the interests of the Company;

(4) not to take advantage of their position to pursue their own interests, or take bribes or any other illegal gains, or take unlawful possession of the property of the Company;

(5) keep the secrets of the Company and not to disclose any secrets of the Company except as required by law or approved at any shareholders general meeting; and

(6) take an active part in any relevant training so as to make themselves acquainted with the rights, obligations and responsibilities of the supervisors, familiarize themselves with any applicable laws and regulations, and to acquire any relevant knowledge that they should have as supervisors.

Article 11 If any supervisor fails to attend two consecutive meetings of the supervisory committee in person, he shall be deemed to be unable to perform his duties, and shall be removed and replaced at shareholders general meetings or meetings of the representatives of the Company's staff and workers.

Article 12 If a supervisor is not able to attend any meeting of the supervisory committee due to personal or business reason(s), he shall authorize other supervisor in writing to attend such meeting and exercise his rights thereat on his behalf. He shall not authorize any person who is not a supervisor to attend such meeting.

The power of attorney shall indicate the name of the proxy, the matters involved in the proxy, and the scope and term of the proxy, and shall be signed or sealed by the supervisor who authorizes such proxy.

A supervisor who attends a meeting of the supervisory committee as a proxy of another supervisor shall exercise the rights of a supervisor within the scope of such proxy.

If any supervisor fails to attend a meeting of the supervisory committee in person or by proxy, he shall be deemed to have waived his right to vote at such meeting.

Article 13 A supervisor may resign from his position before expiration of his term. If any supervisor desires to resign, he shall tender his resignation in writing to the supervisory committee.

If the resignation of any supervisor results in the number of supervisors less than the minimum number required by law, the resignation of such supervisor shall not become effective until a supervisor who succeeds him fills the vacancy as a result of his resignation.

If the supervisor who resigns is a representative of the shareholders, an extraordinary shareholders' general meeting shall be convened as soon as practicable so that such supervisor may be replaced at such meeting; if the supervisor who resigns is a representative of the Company's staff and workers, an extraordinary general meeting of the Company's staff and workers shall be convened as soon as practicable so that such supervisor may be replaced by election at such meeting. The powers of the supervisor who has tendered his resignation and the remaining supervisors shall be reasonably restricted until a resolution on election of any succeeding supervisor is adopted at a shareholders general meeting or a meeting of the Company's staff and workers.

Article 14 After a supervisor has tendered his resignation or his term of office has expired, he shall not automatically be released of his duties to the Company and the shareholders until his resignation becomes effective, nor for a reasonable period of time after his resignation becomes effective or for a reasonable period of time after his term of office has expired. His obligation to keep any trade secrets of the Company shall survive the expiry of his term until such secrets become public information. Other duties may continue for such period as may be reasonably required depending on the time lapse between the termination and the act concerned and the circumstances under which the relationship between him and the Company are terminated.

Article 15 If in the course of performing his duties as a supervisor, the Company suffers any damage as a result of any supervisor's violation of any provisions of laws, administrative regulations or the articles of association, the supervisor shall assume any liabilities for such damage. The shareholders shall have the right to require the Company to file a suit against such supervisor for damages.

If the Company suffers any damage as a result of any supervisor leaving his office without notice prior to expiration of his term, he shall assume any liabilities for such damage.

Article 16 If any serious damage is caused to the interests of the Company, or the shareholders or the employees of the Company as a result of any supervisor's failure to perform his obligations as a supervisor, he shall be pursued according to the applicable laws and regulations depending on the degree of the supervisor's fault. He shall be removed from office by the stipulated procedures at a shareholders general meeting or a meeting of the Company's staff and workers.

Article 17 Each supervisor shall be examined and evaluated and shall prepare a report on his work and present his own independent evaluation of the business operations of the Company.

The evaluation of a supervisor's performance shall be based on his own evaluation and on the evaluation by his fellow supervisors.

Section 2 — Composition and Powers of the Supervisory Committee

Article 18 The supervisory committee shall be composed of five members.

The supervisory committee shall be composed in such a way that it will be able to exercise independently and effectively its right to supervise and inspect the performance of the directors, the president and other senior administrative officers of the Company, as well as the financial affairs of the Company.

Article 19 The supervisory committee shall have one convener, who shall be elected or removed by the affirmative vote of more than half of all the supervisors.

Article 20 The convener of the supervisory committee shall exercise the following powers of office:

(1) convene and preside over meetings of the supervisory committee, and to check the implementation of resolutions of the supervisory committee;

(2) report on the work of the supervisory committee to shareholders' general meetings on behalf of the supervisory committee;

(3) attend meetings of the board of directors as a non-voting delegate or authorize any other supervisor to attend meetings of the board of directors as a non-voting delegate; and

(4) If any director or the president files an action against the Company or the Company files an action against any director or the president, the convener of the supervisory committee shall contest such action on behalf of the Company against the director or the president.

When the convener of the supervisory committee is unable to perform his duties, he shall authorize any other supervisor to perform his duties on his behalf.

Article 21 The supervisory committee shall exercise the following powers of office:

(1) to exercise supervision and make inspections independently, to interview officers, heads of departments and any relevant personnel of the Company, to inspect the financial affairs of the Company, and to review its financial statements and any other information;

(2) to supervise the directors, president and other senior administrative officers to see whether they act in contradiction with the laws, administrative regulations and the articles of association;

(3) to demand rectification from a director, the president or any other senior administrative officers when the acts of such persons are harmful to the Company's interest; or, if necessary, to report on such acts to the board of directors or shareholders' general meetings of the Company or to the relevant state authorities in charge;

(4) to propose to convene a shareholders' extraordinary general meeting;

(5) to attend meetings of the board of directors as non-voting delegates, to propose that any resolution of the board of directors of the Company be reviewed if all the supervisors approve such proposal by an unanimous vote, and to propose a shareholders' extraordinary general meeting be convened if the board of directors refuses such proposal, or the same resolution is passed after it is reviewed;

(6) to nominate a candidate for any independent director to the shareholders' general meeting;

(7) any other powers of office as stipulated in the articles of association or as delegated by the shareholders' general meeting.

Article 22 If any director, the president or any other senior administrative officer commits any unlawful act or is found seriously derelict of his duties, the supervisory committee shall have the right to propose to the shareholders' general meeting that such director be replaced or propose to the board of directors that the president or such officer be dismissed if all the supervisors approve of such proposal by an unanimous vote.

Article 23 The records of the supervisory committee over the supervision of the directors, the president and other senior administrative officers and the results of inspection of the financial affairs of the Company or the results of any special inspection by the committee shall form important basis for evaluation of the performance of the directors, the president and other senior administrative officers.

Article 24 If it is necessary in the course of performance of its duties, the supervisory committee may engage an intermediary to provide professional opinions, and the Company shall bear any expenses that may be incurred as a result of such engagement.

Article 25 Under any of the following circumstances, the supervisory committee may adopt a resolution requesting the board of directors to convene a shareholders' extraordinary general meeting if such shareholders' extraordinary general meeting fails to be convened on schedule:

(1) the number of directors is less than the number of directors required by law or two-thirds of the number of directors specified in the articles of association;

(2) the accumulated losses of the Company amount to one third of the total share capital of the Company; or

(3) the shareholders that hold more than ten percent (10%) of the shares of the Company propose that such meeting be convened.

Article 26 At the annual shareholders' general meeting, the supervisory committee shall read out a special report on its supervision on the Company in the preceding year, and the contents of such report shall include the following:

(1) inspection of the financial affairs of the Company;

(2) circumstances to show whether the directors, the president and other senior administrative officers have been conscientious and diligent in performance of their duties to the Company, whether the applicable laws, rules and regulations and the articles of association have been observed, and how resolutions of shareholders' general meetings have been implemented; and

(3) any other important matters which the supervisory committee believes should be reported to the shareholders' general meeting.

The supervisory committee may also present its opinions on any proposal discussed at a shareholders general meeting and make an independent report on such proposal if it deems necessary.

Article 27 The supervisory committee shall conduct a financial inspection at least once every year and, if necessary, it may inspect any subsidiaries of the Company and conduct interview so that it will be fully acquainted with the business operations of the Company. It may engage a law firm or an accountant firm, or seek assistance from the audit department of the Company.

Article 28 Every year, on a regular basis, the supervisory committee shall make arrangements for the supervisors to study politics, current affairs, policies, laws, regulations, and professional knowledge and to attend meetings or training sessions organized by the relevant state authorities in charge so that the supervisors can keep improving their qualifications and raising their ability to exercise supervision according to law. All expenses that may be incurred as a result of such activities shall be borne by the Company.

Article 29 An annual expense budget of the supervisory committee shall be submitted to the board of directors by the 15th day of December so that the board of directors may consider such budget in its overall planning and approve of such budget by signing it. Any budgeted expenses shall be approved and signed by the three supervisors including the convener of the supervisory committee, which shall be reimbursed by the Company. Any expenses that are not covered under the budget and which have been incurred as a result of special circumstances shall be reported to the Chairman of the board of directors for approval.

Section 3 — Meetings of the Supervisory Committee

Article 30 Matters that the supervisors have to deal with shall be discussed at meetings of the supervisory committee.

Article 31 The supervisory committee shall convene at least two regular meetings each year. Such regular meetings shall be convened two days before the Company makes a public announcement of the annual report for the preceding year, the quarterly reports for the current year, and the interim report, respectively, and at such meetings the supervisory committee shall review the relevant reports and discuss any other relevant matters.

If a meeting of the supervisory committee fails to be convened on schedule for any reason, a public notice shall be made to explain reasons for such failure.

Article 32 An extraordinary general meeting of the supervisory committee may be convened under any of the following circumstances:

(1) when the convener of the supervisory committee deems it necessary;

(2) when half of the supervisors deem it necessary;

(3) when more than one third of the supervisors make such proposal;

(4) if more than one third of the supervisors propose a no confidence motion against the convener of the supervisory committee, the convener shall convene an extraordinary general meeting of the supervisory committee within one (1) month of receipt of such motion, at which the motion shall be put to vote and shall report such motion and the result of the vote in the next shareholders' general meeting;

(5) when the number of supervisors is less than two thirds of the number as specified in the articles of association.

Article 33 Notice of meeting of the supervisory committee shall be served on all the supervisors in the following manner:

(1) notice of regular meetings of the supervisory committee shall be sent to each supervisor in writing ten (10) days before the meeting;

(2) notices of extraordinary general meetings of the supervisory committee shall be served in writing, by telephone or facsimile on all the supervisors three (3) days before the meeting; and

(3) notices of emergency meetings of the supervisory committee shall be served by telephone or by facsimile on all the supervisors three (3) hours before the meeting.

Notice of meeting of the supervisory committee shall include the following: the date, venue, duration, reasons and topics of the meeting, and the date on which the notice is sent.

Article 34 A quorum of not less than half the supervisors, present in person or by proxy, is required to conduct any meeting of the supervisory committee.

Article 35 The failure of a supervisor to attend or appoint a proxy to attend any meeting of the supervisory committee shall be deemed to be his failure to perform his duties as supervisor.

Article 36 When the supervisory committee deems it necessary, it may require that any director, the president or any other senior administrative officer of the Company or any internal or external audit personnel be present at any meeting of the supervisory committee and answer any questions of the supervisors. Those who are invited to attend such meeting shall attend the meeting.

Article 37 The matters to be reviewed or discussed at meetings of the supervisory committee shall mainly include:

(1) to give supervisory opinions on the objectives and policies of decisions made by the board of directors relating to business operations and major investment plans of the Company;

(2) to give opinion on the Company's reports and disclosures relating to interim and annual financial budget;

(3) to examine and give supervisory opinions on the Company's plan of profit distribution and plan for making up losses;

(4) to give opinions on decisions made by the board of directors relating to major risky investments, mortgages or guarantee;

(5) to review and give opinions on the establishment and implementation of the internal control system of the Company;

(6) to demand rectification from a director, the president or any other senior administrative officers when the acts of such persons are harmful to the Company's interest;

(7) to provide a list to the shareholders' general meeting on change of supervisors, resignation of supervisors, nomination of supervisors; and

(8) to review or discuss any other matters relating to the interests of the shareholders and development of the Company.

Article 38 The supervisory committee meetings shall keep minutes. Supervisors present at the meeting and the person taking the minutes (minutes may be made by a supervisor or anyone authorized by a supervisory committee) shall sign on the meeting minutes. Supervisors are entitled to make notes to the speech recorded in the minute book. The meeting minutes of supervisory committee shall be safely and properly kept by the secretary of the Company.

Section 4 — Resolutions of the Supervisory Committee and Announcement of Such Resolutions

Article 39 The supervisors present at any meeting of the supervisory committee shall vote on any resolution of the supervisory committee by a show of hands. The supervisory committee shall put each resolution to vote separately. Each supervisor shall have only one vote. The supervisors may vote for or against any resolution and generally shall not abstain from voting. If any supervisor abstains from voting at any meeting of the supervisory committee, he shall give reasons for such abstention, which shall be recorded in the minutes of such meeting.

Article 40 At the end of any meeting of the supervisory committee, the supervisors present at such meeting shall affix their signatures to the minutes of such meeting and, after the meeting, they shall affix their signatures to the summary of such meeting and any resolutions passed at such meeting (such summary or resolutions are to be reviewed and signed at the time of their delivery). The failure of a supervisor to sign the minutes or summary of any meeting or any resolution passed at such meeting shall be deemed to be his failure to perform his duties as supervisor.

Article 41 Resolution(s) of the supervisory committee shall be passed by two thirds of all of its member.

Article 42 Within one (1) working day after the end of any meeting of the supervisory committee, any resolutions passed at such meeting and the summary of such meeting shall be delivered to the secretary of the board of directors of the Company. Except where the relevant stock exchange does not impose such requirement, the secretary shall file such resolutions and summary for the record with the stock exchange of the place where the Company is listed, and such resolutions and summary shall be announced as required by the stock exchange.

Article 43 The supervisors shall be liable for the resolutions of the supervisory committee. If a resolution of the supervisory committee violates the laws, administrative regulations or the articles of association and results in the Company sustaining serious losses, the supervisors participating in the resolution are liable to compensate the Company. However, if it can be proven that a director expressly objected to the resolution when the resolution is voted on, and that such objection is recorded in the minutes of the meeting, such supervisor may be released from such liability.

Article 44 Resolutions of the supervisory committee shall be implemented by the supervisors or implemented under the supervision of the supervisory committee. Substantive resolutions on any matters subject to the supervision of the supervisory committee, such as resolutions on inspection of the financial affairs of the Company, shall be implemented by the supervisors; and recommendatory resolutions on any matters subject to the supervision of the supervisory committee, such as resolutions on rectification of any acts committed by any director or the president that cause any damage to the interests of the Company, shall be implemented under supervision of the supervisors.

Article 45 The supervisory committee shall establish a system of keeping records of the implementation of resolutions of the supervisory committee. The supervisory committee shall designate a supervisor to implement, or to supervise the implementation of, each of its resolutions. The designated supervisor shall make records of the implementation of any resolution he is designated to implement or to supervise the implementation of, and make a report on the results of such implementation.

CHAPTER 3 — MISCELLANEOUS

Article 46 Any matters that are not covered herein shall be handled in accordance with such laws and regulations as the Company Law, the Securities Law of the People's Republic of China and the Administration Rules, as well as with the article of association. If theses Rules are in conflict with any applicable state laws or regulations or the articles of association, the latter shall prevail, and revisions of these Rules shall be promptly made.

Article 47 Any revisions of these Rules shall be proposed by the supervisory committee of the Company, and such proposed revisions shall be submitted to the shareholders general meeting for review and approval.

Article 48 The supervisory committee shall be responsible for interpreting these Rules.

Article 49 These Rules shall become effective upon review and approval by the shareholders' general meeting.

中國南方航空股份有限公司

China Southern Airlines Company Limited

(於中華人民共和國註冊成立之股份有限公司)

監事會議事規則

中國南方航空股份有限公司

監事會議事規則

第一章　總則

第一條　為了進一步完善中國南方航空股份有限公司(以下簡稱股份公司)的治理結構，規範監事會的基本行為準則和責任，依據《中華人民共和國公司法》(以下簡稱《公司法》)、《上市公司治理準則》(以下簡稱《治理準則》)、《中國南方航空股份有限公司章程》(以下簡稱《公司章程》)及其他有關法律、法規規定，制定本議事規則。

第二條　股份公司依法設立監事會，保障監事會依法獨立行使監督權，確保股東利益、公司利益和員工合法權益不受侵犯。

第三條　監事會按照國家《公司法》、《上市公司治理準則》、本公司《公司章程》及其他法律、法規的規定開展工作，對全體股東負責，對股份公司財務以及股份公司董事、總經理和其他高級管理人員履行職責的合法、合規性進行監督，維護股份公司及股東的合法權益。

第二章　監事會

第一節　監事

第四條　股份公司監事由股東代表和股份公司職工代表擔任，也可在外部聘請有關人士擔任監事。

第五條　股東代表由股東大會選舉產生或更換，股東代表擔任監事的候選人由上屆監事會提名，或佔股份公司普通股5%以上的股東聯名提名的人士，經股份公司監事會確認後，亦可作為監事候選人，經股東大會出席會議的股東所持表決權的半數以上同意選舉產生，更換時亦同。

職工代表由股份公司職工民主選舉產生或更換，職工代表擔任監事的候選人由上屆監

事會提名，提交職工代表大會選舉產生，更換時亦同；職工代表擔任的監事不得少於監事總人數三分之一。

外部聘請的監事人選，需經股東大會選舉產生或更換。

監事發生變動的，應在股份公司備案及向原股份公司登記機關備案，並報上市地交易所決定披露事宜。

第六條 監事每屆任期三年。監事任期屆滿，連選可以連任。

第七條 監事應當具備下列一般條件：

(一) 具有與股東、職工和其他相關利益者進行廣泛交流的能力，能夠維護所有者的權益；

(二) 堅持原則，清正廉潔，辦事公道；

(三) 具有法律、財務等方面的專業知識或經驗。

第八條 有下列情形之一的，不得擔任股份公司的監事：

(一) 無民事行為能力或者限制民事行為能力；

(二) 因犯有貪污、賄賂、侵佔財產、挪用財產罪或者破壞社會經濟秩序罪，被判處刑罰，執行期滿未逾5年，或者因犯罪被剝奪政治權利，執行期滿未逾5年；

(三) 擔任因經營不善破產清算的公司、企業的董事或者廠長、經理，並對該公司、企業的破產負有個人責任的，自該公司、企業破產清算完結之日起未逾3年；

(四) 擔任因違法被吊銷營業執照的公司、企業的法定代表人，並負有個人責任的，自該公司、企業被吊銷營業執照之日起未逾3年；

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(五)　個人所負數額較大的債務到期未清償；

(六)　被中國證監會確定為市場禁入者，並且禁入尚未解除的，不得擔任股份公司的監事；

(七)　董事、經理和財務負責人等高級管理人員不得兼任股份公司監事；或

(八)　國家公務員不得兼任股份公司的監事。

股份公司違反上述條款規定選舉、委派監事，該選舉、委派或者聘任無效。

第九條　監事享有以下權利：

(一)　監事享有股份公司各種決策及經營情況的知情權；

(二)　監事正常履行職責時，有權要求董事、各部門及有關人員提供必要協助及相關資料，任何部門及個人不得拒絕、干預、阻撓。監事履行職責所需的合理費用由股份公司承擔；

(三)　出席監事會會議，並行使表決權；

(四)　在有正當理由和目的情況下，建議監事會召開臨時會議；

(五)　出席股份公司股東大會；

(六)　列席股份公司董事會會議時，可對股份公司經營和管理情況進行咨詢、瞭解，發表獨立意見；及

(七)　根據股份公司章程規定和監事會的委托，行使其他監督權。

第十條　監事應當履行以下義務：

(一)　遵守法律、行政法規和公司章程的規定，履行誠信、勤勉的義務，忠實履行職責；

(二)　以認真負責的態度出席監事會會議，對所議事項表達明確的意見，有異議的應要求記載於會議記錄中；

(三)　執行監事會決議，維護股東、員工權益和公司利益；

(四)　不得利用職權謀取私利，不得收受賄賂和其他非法收入，不得侵佔公司財產；

(五)　保守股份公司秘密，除依照法律規定或經股東大會同意外，不得泄露股份公司秘密；及

(六)　應積極參加有關培訓，以瞭解作為監事的權利、義務和責任，熟悉有關法律、法規，掌握作為監事應具備的相關知識。

第十一條　監事連續二次不能親自出席監事會會議的，視為不能履行職責，股東大會或職工代表大會應當予以撤換。

第十二條　監事因公、私事不能出席監事會會議時，必須以書面形式委托其他監事代行職權，不得委托非監事人員參加。

委托書應當載明：代理人的姓名、代理事項、權限和有效期，並由委托人簽名或蓋章。

代理出席會議的監事應當在授權範圍內行使監事的權利。

監事未出席監事會會議，亦未委托代表出席的，視為放棄在該次會議上的投票權。

第十三條　監事可以在任期屆滿前提出辭職。監事辭職應當向監事會提交書面辭職報告。

如因監事的辭職導致股份公司監事會人數低於法定最低人數時，該監事的辭職報告應當在下任監事填補因其辭職產生的缺額後方能生效。

若辭職監事是股東代表，則應儘快召開臨時股東大會，由股東大會選舉更換；若辭職監事是職工代表，則應儘快召開臨時職工代表大會，由股份公司職工民主選舉更換。在股

東大會或職工代表大會未就監事選舉做出決議以前，該提出辭職的監事以及餘任監事的職權應當受到合理的限制。

第十四條　監事提出辭職或者任期屆滿，其對股份公司和股東負有的義務在其辭職報告尚未生效或者生效後的合理期間內，以及任期結束後的合理期間內並不當然解除，其對股份公司商業秘密保密的義務在其任職結束後仍然有效，直至該秘密成為公開信息。其他義務的持續期間應當根據公平的原則決定，視事件發生與離任之間時間的長短，以及與股份公司的關係在何種情況和條件下結束而定。

第十五條　監事履行職責時，違反法律、行政法規或者公司章程的規定，給公司造成損害的，應當承擔賠償責任。股東有權要求公司依法提起要求賠償的訴訟。

任職尚未結束的監事，對因其擅自離職使公司造成的損失，應當承擔賠償責任。

第十六條　任期內監事不履行監督義務，致使公司利益、股東利益或者員工利益遭受重大損害的，應當視其過錯程度，分別依照有關法律、法規追究其責任；股東大會或職工代表大會可按規定的程序解除其監事職務。

第十七條　每位監事均應接受考核，並寫出工作述職報告，提出個人對股份公司依法經營運作的獨立評鑒。

監事的績效評價應採取自我評價與相互評價相結合的方式進行。

第二節　監事會的組成及職權

第十八條　股份公司設監事會，由五名監事組成。

監事會的人員和結構，應當確保監事會能夠獨立有效地行使對董事、總經理及其他高級管理人員履行職務及股份公司財務的監督和檢查。

第十九條　監事會設監事會召集人一名，由全體監事過半數同意選舉產生，更換時亦同。

第二十條　監事會召集人行使下列職權：

(一)　召集和主持監事會會議，並檢查監事會決議的執行情況；

(二)　代表監事會向股東大會報告工作；

(三)　列席董事會或委托其他監事列席董事會；及

(四)　當董事或總經理與股份公司發生訴訟時，由監事會召集人代表股份公司與董事或總經理進行訴訟。

監事會召集人不能履行職權時，由該召集人指定一名監事代行其職權。

第二十一條　監事會行使下列職權：

(一)　獨立行使監督、檢查職權，有權對股份公司高級管理人員和各部門主管及相關人員進行訪談；有權檢查股份公司的財務，查閱財務報表、資料；

(二)　對董事、總經理和其他高級管理人員執行股份公司職務時違反法律、法規或者股份公司章程的行為進行監督；

(三)　當董事、總經理和其他高級管理人員的行為損害股份公司的利益時，要求其予以糾正，必要時向董事會、股東大會反映或向國家有關主管機關報告；

(四)　提議召開臨時股東大會；

(五)　列席董事會會議，經全體監事一致表決同意，對股份公司董事會的決議擁有建議復議權；董事會不予採納或經復議仍維護原決議的，監事會有權提議召開臨時股東大會解決；

（六）　向股東大會提出獨立董事候選人；

（七）　股份公司章程規定或股東大會授予的其他職權。

第二十二條　監事會對董事、總經理和其他高級管理人員的違法行為和重大失職行為，經全體監事一致表決同意，有權向股東大會提出更換董事或向董事會提出解聘總經理或其他高級管理人員的建議。

第二十三條　監事會對董事、總經理和其他高級管理人員的監督記錄以及進行財務或專項檢查的結果應成為對董事、總經理和其他高級管理人員績效評價的重要依據。

第二十四條　監事會行使職權時，必要時可以獨立聘請中介機構提供專業意見，由此發生的費用由股份公司承擔。

第二十五條　股份公司在出現下列情況時，股份公司應召開但逾期未召開臨時股東大會的，監事會可以決議要求董事會召開臨時股東大會：

（一）　董事人數不足法定人數或者股份公司章程所定人數三分之二時；

（二）　股份公司累計須彌補的虧損達股本總額三分之一時；或

（三）　持有股份公司百分之十股份以上的股東提出時。

第二十六條　在年度股東大會上，監事會應當宣讀有關股份公司過去一年的監督專項報告，內容為：

（一）　股份公司財務的檢查情況；

（二）　董事、總經理及其他高級管理人員執行股份公司職務時的盡職情況及對有關法律、法規、《公司章程》及股東大會決議的執行情況；及

（三）　監事會認為應當向股東大會報告的其他重大事件。

監事會認為有必要時，還可以對股東大會審議的提案出具意見，並提交獨立報告。

第二十七條　監事會每年進行一次以上財務檢查，必要時可到下屬企業進行檢查、訪談，全面瞭解股份公司經營運作情況，也可聘請律師事務所、會計師事務所或股份公司審計部門給予幫助。

第二十八條　監事會每年有計劃的定期組織監事進行政治、時事、政策法規、業務學習，並參加國家權威部門組織的會議、培訓等活動，不斷的提高監事的素質和合法監督能力。所需費用由股份公司承擔。

第二十九條　監事會每年所需開支的費用，於每年底12月15日前將計劃提交董事會統籌安排，並簽批。在計劃內的開支，經監事會召集人等三名監事簽字生效，由股份公司給予辦理報銷。因特殊情況需超計劃開支，需以報告形式報請董事長審批。

第三節　監事會會議

第三十條　監事議事以監事會議的形式進行。

第三十一條　監事會每年至少召開兩次定期會議。分別在股份公司公佈上一年度報告、本年度季報、中報的前兩日內召開，審議相關報告和議題。

監事會會議因故不能如期召開，應公告説明原因。

第三十二條　有下列情況可召開臨時監事會會議：

(一)　監事會召集人認為必要時；

(二)　二分之一監事認為必要時；

(三)　三分之一以上監事提出議案時；

（四） 經三分之一以上監事提議對監事會召集人的不信任案，召集人在接到不信任案一個月內，應該召開臨時監事會會議進行表決，並向下屆股東大會報告；

（五） 監事人數少於股份公司章程所規定人數的2/3時。

第三十三條 監事會會議通知按以下形式送達全體監事：

（一） 監事會議召開十日前以書面形式通知全體監事；

（二） 臨時監事會議召開三日前以書面、電話、傳真形式通知全體監事；及

（三） 緊急會議需提前三小時以電話、傳真形式通知全體監事。

監事會會議通知包括以下內容：舉行會議的日期、地點和會議期限，事由及議題，發出通知的日期。

第三十四條 監事會會議應由二分之一以上（含二分之一）的監事出席方可舉行。

第三十五條 監事未出席監事會議，亦未委托代表出席的，視為不履行監事職責。

第三十六條 監事會認為必要時，可要求股份公司董事、總經理及其他高級管理人員、內部及外部審計人員出席監事會會議，回答所關注的問題。被邀請參加監事會議人員應參加會議。

第三十七條 監事議事的主要範圍為：

（一） 對股份公司董事會決策經營目標、方針和重大投資方案提出監督意見；

（二） 對股份公司中期、年度財務預算、決算的方案和披露的報告提出意見；

(三) 對股份公司利潤分配方案和彌補虧損方案提出審查、監督意見；

(四) 對股份公司董事會決策重大風險投資、抵押、擔保等提出意見；

(五) 對股份公司內部控制度的建立和執行情況進行審議，提出意見；

(六) 對股份公司董事、總經理及其他高級管理人員執行股份公司職務時違反法律、法規、股份公司章程，損害股東利益和股份公司利益的行為提出糾正意見；

(七) 監事換屆、辭職，討論推薦新一屆監事名單或增補名單並提交股東大會；及

(八) 其他有關股東利益，股份公司發展的問題。

第三十八條 監事會會議應有記錄，出席會議的監事和記錄人(可由監事或監事會授權人記錄)，應當在會議記錄上簽名。監事有權要求在記錄上對其在會議上的發言做出某種説明性記載。監事會會議記錄應作為股份公司重要檔案由董事會秘書永久保存。

第四節 監事會決議及決議公告

第三十九條 監事會決議由出席會議的監事以舉手表決方式進行表決，監事會會議實行一事一表決，一人一票制。表決分同意和反對兩種，一般不能棄權。如果投棄權票必須申明理由並記錄在案。

第四十條 會議結束時出席會議監事應在會議記錄上簽字，會後在會議紀要或決議上簽字(紀要或決議送達時當場審閱簽字)。監事不在會議記錄、紀要、決議上簽字，視同不履行監事職責。

第四十一條 監事會決應當由三分之二以上(含三分之二)監事會成員表決通過。

第四十二條 監事會會議結束後一個工作日內應將監事會決議和會議紀要交至股份公司董事會秘書，由股份公司董秘報送上市地證券交易所備案(有關交易所並無此要求除外)，並根據證券交易所的要求進行公告。

第四十三條　監事應對監事會決議承擔責任。監事會決議違反法律、行政法規或公司章程，致使股份公司遭受損失的，參與決議的監事對股份公司負賠償責任。但經證明在表決時曾表示異議並記載於會議記錄的，該監事可以免除責任。

第四十四條　監事會的決議由監事執行或監事會監督執行。對監督事項的實質性決議，如對股份公司的財務進行檢查的決議等，應由監事負責執行；對監督事項的建議性決議，如當董事或總經理的行為損害股份公司的利益時，要求董事或總經理予以糾正的決議，監事應監督其執行。

第四十五條　監事會建立監事會決議執行記錄制度。監事會的每一項決議均應指定監事執行或監督執行。被指定的監事應將決議的執行情況記錄在案，並將最終執行結果報告監事會。

第三章　附則

第四十六條　本規則未盡事宜，按照《公司法》、《中華人民共和國證券法》、《治理準則》等法律、法規及本公司章程規定執行。與國家有關法律、法規和公司章程相悖時，應按相關法律、法規和公司章程執行，並及時對本規則進行修訂。

第四十七條　本規則修訂由股份公司監事會提出修訂草案，提交股東大會審議通過。

第四十八條　本規則由股份公司監事會負責解釋。

第四十九條　本規則經股東大會審議通過後生效。

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By ______________________________

Name: Su Liang
Title: Company Secretary

Date: May 15, 2002